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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No.    )*

                       NITINOL MEDICAL TECHNOLOGIES, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    65476T104
                                 (CUSIP NUMBER)


                                Daniel J. O'Brien
                             c/o J.H. Whitney & Co.
                                177 Broad Street
                           Stamford, Connecticut 06901
                                 (203) 973-1400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 8, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO. 65476T104

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1)       Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
         (entities only)

         Whitney Equity Partners, L.P.(IRS Identification No. 06-1445444), the sole general partner of which is J.H. Whitney Equity Partners, L.L.C. (the members of J.H. Whitney Equity Partners, L.L.C. are Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray
         E. Newton, III, Daniel J. O'Brien and Michael R. Stone).

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2)       Check the Appropriate Box if a Member of a Group*
                                                                    (a) / /
                                                                    (b) /X/
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3)       SEC Use Only

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4)       Source of Funds   WC

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5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                        / /
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6)       Citizenship or Place of Organization

         Whitney Equity Partners, L.P., is a Delaware limited partnership. The sole general partner, J.H. Whitney Equity Partners, L.L.C., is a Delaware limited liability company. All of the members of J.H. Whitney Equity Partners, L.L.C., are United States citizens.
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Number of Shares           7)   Sole Voting Power:         1,829,010
Beneficially Owned
By Each Reporting          8)   Shared Voting Power:       0
Person With
                           9)   Sole Dispositive Power:    1,829,010

                           10)  Shared Dispositive Power:  0

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11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,829,010
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12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          /X/
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13)      Percent of Class Represented by Amount in Row (11)

         17.4%
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14)      Type of Reporting Person

         PN
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                                  SCHEDULE 13D
CUSIP NO. 65476T104

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1)       Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
         (entities only)

         Whitney Subordinated Debt Fund, L.P.(IRS Identification No. 13-3526570), the general partners of which are Michael C. Brooks, Peter
         M. Castleman, James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone).

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2)       Check the Appropriate Box if a Member of a Group*
                                                                    (a) / /
                                                                    (b) /X/
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3)       SEC Use Only

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4)       Source of Funds   WC

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5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                      / /
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6)       Citizenship or Place of Organization

         Whitney Subordinated Debt Fund, L.P., is a Delaware limited partnership. All of its general partners are United States citizens.
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Number of Shares           7)   Sole Voting Power:           561,207
Beneficially Owned
By Each Reporting          8)   Shared Voting Power:         0
Person With
                           9)   Sole Dispositive Power:      561,207

                           10)  Shared Dispositive Power:    0

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11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         561,207
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12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                         /X/
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13)      Percent of Class Represented by Amount in Row (11)

         5.3%
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14)      Type of Reporting Person

         PN
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                                  SCHEDULE 13D
CUSIP NO. 65476T104

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1)       Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
         (entities only)

         J.H. Whitney & Co. (IRS Identification No. 13-1534455), the general partners of which are Whitney General Partner, L.L.C., Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray
         E. Newton, III, Daniel J. O'Brien and Michael R. Stone).

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2)       Check the Appropriate Box if a Member of a Group*
                                                                  (a) / /
                                                                  (b) /X/
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3)       SEC Use Only

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4)       Source of Funds   OO

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5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)                                               / /
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6)       Citizenship or Place of Organization

         J.H. Whitney & Co. is a New York limited partnership. The sole general partner, Whitney General Partner, L.L.C., is a Delaware limited liability company. All of the members of Whitney General Partner, L.L.C., are United States citizens.
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Number of Shares           7)   Sole Voting Power:           113,793
Beneficially Owned
By Each Reporting          8)   Shared Voting Power:         0
Person With
                           9)   Sole Dispositive Power:      113,793

                           10)  Shared Dispositive Power:    0

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11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         113,793
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12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                      /X/
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13)      Percent of Class Represented by Amount in Row (11)

         1.1%
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14)      Type of Reporting Person

         PN
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         On July 8, 1998, pursuant to a Subordinated Note and Common Stock
Purchase Agreement dated as of such date (the "Nitinol Purchase Agreement") by and among Nitinol Medical Technologies, Inc. ("Nitinol"), Whitney Subordinated Debt Fund, L.P. ("Debt Fund"), and, for certain purposes, J.H. Whitney & Co., Debt Fund purchased from Nitinol (a) Nitinol's subordinated promissory note due September 30, 2003, in the principal amount of $20,000,000 (the "WSDF Note") and
(b) 561,207 shares (the "Purchased Shares") of the Common Stock, par value $.001 per share, of Nitinol ("Common Stock"). The aggregate purchase price paid by Debt Fund for the WSDF Note and the Purchased Shares was $20,000,000, of which $3,255,001 was the purchase price for the Purchased Shares. The sale proceeds were used by Nitinol to (a) fund the purchase price for the purchase by Nitinol of certain assets of Elekta AB (PUBL), a Swedish corporation ("Elekta"), relating to Elekta's neurosurgical instrument business pursuant to a May 8, 1998 Purchase Agreement between Nitinol and Elekta (the "Elekta Purchase Agreement") and (b) pay certain fees and expenses in connection with the transactions contemplated by the Nitinol Purchase Agreement. On July 8, 1998, the Company also paid J.H. Whitney & Co. a debt placement fee of $600,000 in connection with the issuance and sale of the WSDF Note and the Purchased Shares and a transaction fee of 113,793 shares of Common Stock in connection with the Elekta Purchase Agreement (the "Transaction Fee Shares").

         Whitney Equity Partners, L.P. ("Equity Partners"), is the owner of 1,829,010 shares of Common Stock. These shares were purchased by Whitney Equity Partners, L.P. from Nitinol in 1996.

         Debt Fund, Equity Partners and J.H. Whitney & Co. are filing this
Schedule 13D by virtue of the acquisition of the Purchased Shares by Debt Fund and the Transaction Fee Shares by J.H. Whitney & Co. Debt Fund, Equity Partners and J.H. Whitney & Co. disclaim that they constitute a "person" or "group" as such terms are used in Section 13(d) of the Securities Exchange Act of 1934. Each of Debt Fund, Equity Partners and J.H. Whitney & Co. disclaims beneficial ownership of the Common Stock owned by the other two partnerships. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that Debt Fund, Equity Partners and J.H. Whitney & Co. constitute such a person or group.

         ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, par value $.001 per share, of Nitinol Medical Technologies, Inc. Nitinol is a Delaware corporation and its principal executive offices are located at 27 Wormwood Street, Boston, MA 02210.

         ITEM 2.  IDENTITY AND BACKGROUND.

         Whitney Equity Partners, L.P., is a Delaware limited partnership with offices at 177 Broad Street, Stamford, CT 06901. The name and business address of the sole general partner of Equity Partners is J.H. Whitney Equity Partners, L.L.C., 177 Broad Street, Stamford, CT 06901. The names and business addresses of the members of J.H. Whitney Equity Partners, L.L.C. are as


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follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William
Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901. The principal business of Equity Partners is that of a private investment fund. The principal business of J.H. Whitney Equity Partners, L.L.C. is that of the general partner of Equity Partners. The principal occupation or employment of each of the members of J.H. Whitney Equity Partners, L.L.C. is that of a general partner or member of the general partner of J.H. Whitney & Co., Equity Partners, Debt Fund and several other partnerships.

         Whitney Subordinated Debt Fund, L.P., is a Delaware limited partnership with offices at 177 Broad Street, Stamford, CT 06901. The names and business addresses of the general partners of Debt Fund are as follows: Michael C. Brooks, Peter M. Castleman, James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901. The principal business of Debt Fund is that of a private investment fund. The principal occupation or employment of each of the general partners of Debt Fund is that of a general partner or member of the general partner of J.H. Whitney & Co., Debt Fund, Equity Partners and several other partnerships.

         J.H. Whitney & Co. is a New York limited partnership with offices at 177 Broad Street, Stamford, CT 06901. The names and business addresses of the general partners of J. H. Whitney & Co. are as follows: Whitney General Partner, L.L.C., Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901. The members of Whitney General Partner, L.L.C. are Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien, Michael R. Stone and James H. Fordyce (whose business address is 177 Broad Street, Stamford, Connecticut 06901). The principal business of J.H. Whitney & Co., is that of a private investment fund. The principal business of Whitney General Partner, L.L.C. is that of general partner of J.H. Whitney & Co. The principal occupation or employment of each of the individual general partners of J.H. Whitney & Co. and the members of Whitney General Partner, L.L.C. is that of a general partner or member of the general partner of J.H. Whitney & Co., Equity Partners, Debt Fund and several other partnerships.

         Neither Equity Partners, Debt Fund, J.H. Whitney & Co., J.H. Whitney Equity Partners, L.L.C., Whitney General Partner, L.L.C., any member of J.H. Whitney Equity Partners, L.L.C., any member of Whitney General Partner, L.L.C., nor any general partner of J.H. Whitney & Co. or Debt Fund, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


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         Whitney Equity Partners, L.P. is a Delaware limited partnership. Its sole general partner, J.H. Whitney Equity Partners, L.L.C., is a Delaware limited liability company. All of the members of J.H. Whitney Equity Partners, L.L.C., are citizens of the United States.

         Whitney Subordinated Debt Fund, L.P. is a Delaware limited partnership. All of the general partners of Debt Fund are citizens of the United States.

         J.H. Whitney & Co. is a New York limited partnership. All of the individual general partners of J.H. Whitney & Co. are citizens of the United States. Whitney General Partner, L.L.C., is a Delaware limited liability company. All of the members of Whitney General Partner, L.L.C., are citizens of the United States.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The purchase price under the Nitinol Purchase Agreement was paid by Debt Fund from its own funds available for investment. J.H. Whitney & Co. received the Transaction Fee Shares in consideration for its services in connection with the transactions contemplated by the Elekta Purchase Agreement. The shares held by Equity Partners were purchased with its own funds available for investment.

         ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person has no present plans, and contemplates no present proposals, that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Equity Partners owns 1,829,010 shares of Common Stock (17.4% of the total outstanding); Debt Fund owns 561,207 shares of Common Stock (5.3% of the total outstanding); and J.H. Whitney & Co. owns 113,793 shares of Common Stock (1.1% of the total outstanding).1/

         (b) Each of Equity Partners, Debt Fund and J.H. Whitney & Co. has sole voting and dispositive power over the shares of Common Stock owned by it.
--------

1/ The figures for the amounts beneficially owned by Equity Partners, Debt Fund and J.H. Whitney & Co. do not include the following shares, with respect to which Equity Partners, J.H. Whitney Equity Partners, L.L.C., Debt Fund, J.H. Whitney & Co. and Whitney General Partner, L.L.C. disclaim beneficial ownership: (i) 12,500 shares of Common Stock issuable upon the exercise of options held by Michael C. Brooks; and
         (ii) 12,500 shares of Common Stock issuable upon the exercise of options held by Jeffrey R. Jay.


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         (c) As described above, in connection with the consummation of the transactions contemplated by the Nitinol Purchase Agreement and the Elekta Purchase Agreement, Debt Fund acquired the 561,207 Purchased Shares and J.H. Whitney & Co. acquired the 113,793 Transaction Fee Shares.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock owned by Equity Partners, Debt Fund and J.H. Whitney & Co.

         (e)      Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In the Nitinol Purchase Agreement, Debt Fund and J.H. Whitney & Co. agreed not to sell or otherwise dispose of any of the Purchased Shares or the Transaction Fee Shares prior to the earlier of July 8, 1999 or a Change in Control (as defined in the Nitinol Purchase Agreement) of Nitinol. Pursuant to a Registration Rights Agreement dated as of July 8, 1998 among Nitinol, Debt Fund and J.H. Whitney & Co., the Purchased Shares and the Transaction Fee Shares have certain rights to be included in registration statements filed by Nitinol under the Securities Act of 1933, as amended (the "1933 Act"). Pursuant to a Registration Rights Agreement dated as of February 16, 1996 among Nitinol, Equity Partners and the other parties thereto, the shares of Common Stock owned by Equity Partners have certain rights to be included in registration statements filed by Nitinol under the 1933 Act.

         ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement.

         2. Nitinol Purchase Agreement (this agreement is an Exhibit to Nitinol's report on Form 8-K to be filed on or about July 23, 1998 and is incorporated herein by reference).

         3. Registration Rights Agreement dated as of February 16, 1996 (this agreement is Exhibit 10.2 to Nitinol's 1933 Act Registration Statement No. 333-06463 on Form S-1 dated June 19, 1996 and is incorporated herein by reference).

         4. Registration Rights Agreement dated as of July 8, 1998 (this agreement is an Exhibit to Nitinol's report on Form 8-K to be filed on or about July 23, 1998 and is incorporated herein by reference).



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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of Whitney Equity Partners, L.P., Whitney Subordinated Debt Fund, L.P., and J.H. Whitney & Co. certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 1998

                         WHITNEY EQUITY PARTNERS, L.P.
                         By:  J.H. Whitney Equity Partners, L.L.C.
                                 General Partner


                                 By:/s/ Daniel J. O'Brien
                                    ------------------------------------
                                       Daniel J. O'Brien
                                       Member


                         WHITNEY SUBORDINATED DEBT FUND, L.P.


                         By:/s/ Daniel J. O'Brien
                            ------------------------------------
                               Daniel J. O'Brien
                               General Partner


                         J.H. WHITNEY & CO.
                         By: Whitney General Partner, L.L.C.
                                 General Partner


                                 By:/s/ Daniel J. O'Brien
                                    ------------------------------------
                                       Daniel J. O'Brien
                                       Member


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